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MAR 02 2022

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SEC FILE NUMBER

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: W.G. Nielsen & Co.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3200 Cherry Creek South Drive, Suite 470
(No. and Street)

Denver	CO	80209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Wayne G. Nielsen	303-830-1515	wgn@wgnielsen.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 West 2300 South	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

10/20/2003	457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Wayne G. Nielsen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of W.G. Nielsen & Co., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TERESA L. CROSIER
Notary Public
State of Colorado
Notary ID # 19984009015
My Commission Expires 04-27-2026

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

W.G. NIELSEN & CO.

INVESTMENT BANKING
MEMBER FINRA

W.G. NIELSEN & CO.

ANNUAL AUDITED REPORT

FORM X-17A-5 PART III

DECEMBER 31, 2021

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of W.G. Nielsen & Co.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of W.G. Nielsen & Co. as of December 31, 2021 the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of W.G. Nielsen & Co. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of W.G. Nielsen & Co.'s management. Our responsibility is to express an opinion on W.G. Nielsen & Co.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to W.G. Nielsen & Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of W.G. Nielsen & Co.'s financial statements. The supplemental information is the responsibility of W.G. Nielsen & Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

We have served as W.G. Nielsen & Co.'s auditor since 2021.

Salt Lake City, Utah

February 28, 2022

W.G. Nielsen & Co.

Statement of Financial Condition

December 31,		2021
Assets		
Current assets:		
Cash and cash equivalents	$	710,095
Accounts receivable		58,989
Prepaid expenses and other assets		36,890
Total current assets		805,974
Property and equipment:		
Office furniture and equipment		182,166
Leasehold improvements		59,200
Total property and equipment		241,366
Less accumulated depreciation		223,571
Property and equipment, net		17,795
Other assets:		
Right-of-use operating lease asset		887,187
Total assets	$	1,710,956
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and other accrued expenses	$	36,992
Operating lease short term liability		163,977
Total current liabilities		200,969
Operating lease long term liability		726,359
Total liabilities		927,328
Stockholder's Equity:		
Common stock, $.01 par value; 100,000 shares authorized, 1,000 shares issued and outstanding		10
Additional paid-in capital		1,486,287
Accumulated deficit		(702,669)
Total stockholder's equity		783,628
Total liabilities and stockholder's equity	$	1,710,956

Confidential Pursuant to Rule 17a-5(e)(3) - See Accompanying Notes

Note 1: Organization and Summary of Significant Accounting Policies

Nature of business

W.G. Nielsen & Co. (the "Company") is a broker registered with the Securities and Exchange Commission (SEC) and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in Colorado in 1996 and became licensed as a broker/dealer and commenced operations in 1997. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financial advisory and management services in the Rocky Mountain region for mergers, acquisitions, divestitures, public and private placements of debt and equity in addition to valuation services and analysis.

The Company is a non-covered Firm, thereby exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of Footnote 74 of the Securities and Exchange Commission Release #34-70073. The Company participates only in direct placements and accordingly, does not hold cash or securities for the account of customers.

Basis of accounting

The accompanying financial statements are presented on the accrual basis of accounting in conformity with with accounting principles generally accepted in the United States ("GAAP"). Accrual basis accounting recognizes revenue when earned and expenses when incurred.

Use of estimates

The preparation of accompanying financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable

The Company provides an allowance for doubtful collections which is based upon a review of outstanding receivables and historical collections information. Accounts receivable are charged off in the period they are deemed uncollectible. Recoveries of receivables previously charged off are recorded when received.

Advertising costs

Advertising costs are expensed as incurred. Advertising costs charged to expense was $3,670 for the year ended December 31, 2021.

Note 1: Organization and Summary of Significant Accounting Policies (Continued)

Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable and cash. The Company's cash is held at financial institutions at which deposits are insured by the Federal Deposit Insurance Corporation (FDIC). At various times throughout the year ended December 31, 2021, the Company's cash demand deposits exceeded the FDIC's insurance limits.

Depreciation and amortization

Property and equipment are stated at cost. Depreciation on office furniture and equipment is provided by the straight-line method over the estimated useful lives of the related assets ranging from 3 to 10 years. Amortization of leasehold improvements is provided by the straight-line method over the shorter of the estimated useful life of the related assets or the lease term.

Income taxes

Effective January 1, 2014, the Company changed its tax status from a "C" corporation to "S" corporation. As an "S" corporation, the stockholder recognizes its share of income or loss on its individual tax return.

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Revenue recognition

Revenue is measured based on the amount of consideration specified in a contract with a customer. Revenue is recognized when performance obligations under the terms of the contract are satisfied which generally occurs with the transfer of control of the services to the customer. The Company generally recognizes contract revenue for financial reporting purposes at a point in time for its consulting services and success fees. Refer to Note 6 – Revenue Recognition of the notes to the financial statements for additional information.

Leases

The Company adopted ASU 2016-02: Leases (Topic 842) as of January 1, 2020. The Company determines if an arrangement is a lease at inception. Operating leases are included in the right-of-use (ROU) assets, current operating lease liabilities and noncurrent operating lease liabilities in the consolidated balance sheet.

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

Note 1: Organization and Summary of Significant Accounting Policies (Continued)

Leases (Continued)

As the discount rates in the Company's lease are not implicit, the Company estimated the incremental borrowing rate based on the rate of interest the Company would have to pay to borrow a similar amount on a collateralized basis over a similar term.

The lease term includes options to extend the lease when it is reasonably certain that the Company will exercise that option. Leases with a term of 12 months or less are not recorded on the balance sheet. The lease agreement does not contain any residual value guarantees.

The operating lease is for the corporate office. The lease has a weighted average remaining term of 4.85 years. The weighted average discount rate was 3.07%.

Year Ended December 31, 2021		
Operating lease cost	$	136,938
Supplemental Balance Sheet information:		
Operating lease ROU asset	$	887,187
Current operating lease liability	$	163,977
Supplemental cash flow and other information relating to the leases:		
Cash paid for operating lease liabilities	$	224,819
Maturities of lease liabilities are as follows:		
2022	$	163,977
2023		173,976
2024		184,285
2025		194,916
2026		173,182
Total	$	890,336

Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule for fully disclosed broker/dealers (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021 the Company had net capital of $673,103 which was $668,103 in excess of its required net capital of $5,000. The Company had aggregate indebtedness in the amount of $40,141 therefore, its net capital ratio was .06 to 1 at December 31, 2021.

Note 3: Employee Retention Credit

Under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") signed into law on March 27, 2020 and the subsequent extension of the CARES Act, the Company was eligible for a refundable employee retention credit subject to certain criteria. The Company recognized a credit of $58,989 during the year ended December 31, 2021 which is included in other income. The receivable balance related to the credit is included in accounts receivable as of December 31, 2021. The Company has filed for refunds of the employee retention credits and as of the date of this report, has received $0 in refunds.

Note 4: Commitments

The Company leases approximately 4,800 square feet of office space for its corporate headquarters. Total rental payments are approximately $15,685 per month as of December 31, 2020. The rental payments include common area charges and are subject to annual increases over the term of the lease, the lease obligation is through October 31, 2026.

The following is a summary of the minimum annual commitments under the terms of this lease for the years ending after December 31, 2021:

2022	$	189,018
2023		193,844
2024		198,670
2025		203,496
2026		172,933
Total	$	957,961

Note 5: Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. In addtion, the Company has agreed to indemnify its officers, employees, agents or any person who serves on behalf of the Company from any loss, claim, damage, or liability which such person incurs by reason of his performance of activities of the Company, provided they acted in good faith.

The Company is unable to develop an estimate of the potential amount of future payments that could potentially result from any hypothetical future claim but based on experience, the expected risk of loss related to the Company's indemnifications was determined to be remote.

Note 6: Income Taxes

The Company is subject to accounting guidance issued by the Financial Accounting Standards Board ("FASB") related to "Accounting for Uncertainty in Income Taxes." The guidance applies to all tax positions accounted for in the financial statements, including positions taken in a previously filed tax return or expected to be taken in a future tax return.

Note 6: Income Taxes (Continued)

The Company has analyzed its filing positions in Federal and state jurisdictions where it is required to file income tax returns. Management believes the Company's positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material adverse effect on its financial conditions, results of operations or cash flows. The Company recognizes the accrual of any interest or penalties related to unrecognized tax benefits in income tax expense. The Company recognized no interest or penalties during the year ended December 31, 2021.

The Company is no longer subject to U.S. Federal income tax examinations for years prior to 2017. The Company is no longer subject to Colorado income tax examinations for years prior to 2016.

Note 7: Revenue Recognition

Revenue recognition under FASB ASC 606 (ASC 606) was effective for WG Nielsen & Co. (the Company) for the year ended December 31, 2019. The core principle of ASC 606 is to depict the transfer of goods or services to a customer in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The Company has chosen to adopt the modified retrospective approach, which would only require an adjustment to beginning retained earnings should there be any recognized adjustment to revenue that should have been reflected in 2018 under the guidance of ASC 606. The Company did not make any such adjustment to beginning retained earnings for 2019 as there was no recognized adjustment to revenue.

The Company provides various sell-side and buy-side advisory consulting services to clients, as well as consulting services related to other capital transactions such as debt issuances, equity raises, etc. The Company considers a contract with a client that may include services related to the above to be one overall performance obligation that is delivered over time as overall transaction advisory services. The delivery of such services is not an input to another contract or output with the client, and is not dependent or interrelated with other goods or services. The Company is not producing separate deliverables to a client, rather providing ongoing consulting services.

The Company has two primary revenue streams: 1) a success fee based on the successful close of a transaction with a client, and 2) retainer income, considered consulting revenue, that is invoiced for work to be performed over the following 30 days for ongoing work with clients that is not contingent on a closing of a transaction.

Contracts with the Company are approved and executed by an officer of the Company and an appropriate representative of the client. Rights and payment terms relative to retainer arrangements are detailed, and the contract is determined to have commercial substance. Consideration amounts are considered collectible. Retainer amounts are considered defined with success fee components considered variable consideration. Success fees are defined as a certain percentage of the economic value of a client company, and are contingent on the successful close of a transaction.

The amount of consideration for the sucess fee is defined in contracts with clients relative to the retainer payments as set consideration to be paid monthly for services to be rendered. The retainer fee is agreed upon for services that will be rendered during that monthly period in which the retainer fee is invoiced. The success fee component of a contract is considered variable consideration under AC 606. The Company assesses the success fee component on a periodic basis relative to contracts to determine any amount for which it is probable that a significant reversal of success fee revenue for a particular contract will not occur in future periods.

Note 7: Revenue Recognition (Continued)

All facts and circumstances related to each active client applicable to a success fee is taken into account to determine whether it is probable that a significant reversal will not occur. Constraints on assessment of the recognition of the success fee is subject to certain factors outside the Company's influence, including the Company's experience with similar transactions in the particular industry, and the unpredictable nature of the range of fee amounts relative to an individual transaction. In most cases, the assessment of the variable consideration of the success fee concludes with the recognition of the success fee once a transaction closes and the fee amount is known, the performance obligation is considered satisfied, and the potential reversal of the recognition of the variable consideration is no longer considered probable.

The Company considers one overall performance obligation in contracts with clients. The treatment of the retainer fee and the success fee has been described above, with the success fee being considered an element of variable consideration.

The Company recognizes revenue relative to the ongoing retainer payments with clients as services are performed on a monthly basis. Clients are typically billed at the beginning of the month for services to be rendered during the month, and at month-end, the revenue relative to the consulting services delivered to the client is recognized, as the transfer of control of the consulting services provided is considered complete at that point.

Note 8: Subsequent Events

Subsequent events have been evaluated by management as of the date of these financial statements, February 28, 2022, and have determined that there were no such events requiring recognition or disclosure. This date represents the date the financial statements were available to be issued.

Note 9: Major Customers

Revenues earned from major customers are summarized in the table below, expressed as a percentage of consulting and financial advisory fees for the year ended December 31, 2021:

Customer #1	27.6%
Customer #2	22.1%
Customer #3	12.4%

Note 10: Profit Sharing Plan

The Company has established a 401(k) profit sharing plan ("the Plan"). Any employee who is 21 and has completed one year of qualifying service is eligible to participate in the Plan. Employer contributions into the Plan vest to participating employees over a six year period. Effective January 1, 2005, the Company elected to become a Safe Harbor 401(k) Plan. Safe Harbor non-elective contributions are equal to 3% of a participant's compensation up to $290,000 in 2021. Safe Harbor non-elective contributions into the plan totaled $38,382 for the year ended December 31, 2021. The Company did not make a discretionary employer profit sharing contribution to the Plan for 2021.

Note 11: Business Conditions

On March 11, 2020, the World Health Organization declared the outbreak of a respiratory disease caused by a new coronavirus as a "pandemic". First identified in late 2019 and known now as COVID-19, the outbreak has impacted millions of individuals worldwide and the full outbreak continues to evolve as of the date of this report. In response, many countries have implemented measures to combat the outbreak which have impacted global business operations.

COVID-19 may impact various segments of the Company's operations and financial results. Management believes that the Company is taking appropriate actions to mitigate the possible negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as these events are still developing.

Note 12: Paycheck Protection Program Loan

In March 2020, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act created and funded the Small Business Administration ("SBA") Paycheck Protection Program ("PPP") to provide loans designated to help small businesses cover their near-term operating expenses and provide an incentive to retain their employees during the COVID-19 pandemic.

In April 2020, The Company applied for and received a PPP loan in the amount of $226,934. The Company received notification from the SBA that the loan was fully forgiven in a letter dated April 14, 2021. In January 2021, the Company applied for and received a second PPP loan in the amount of $228,991 and was notified that the loan was fully forgiven on November 2, 2021. In accordance with accounting standards, the debt forgiveness income is reported as other income in the 2021 financial statements for both loans.

3200 Cherry Creek S. Drive
Suite 470
Denver, Colorado 80209
303-830-1515
Fax 303-830-6620
www.wgnielsen.com